UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of

October 2005

Commission File Number

0-29586

    EnerNorth Industries Inc.

(formerly: Energy Power Systems Limited)

(Address of Principal executive offices)

1 King Street West, Suite 1502, Toronto, Ontario M5H 1A1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes

           No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes

           No   X

If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):

82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.

(formerly: Energy Power Systems Limited)

Date: October 6, 2005

By:____”Sandra J. Hall”____ ______

Sandra J. Hall,

President, Secretary & Director

EnerNorth Industries Inc.

News Release

Toronto, Canada – September 27, 2005 – EnerNorth Industries Inc. (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) (“EnerNorth” or the “Company”) announces that it has filed its reserves data and other oil and gas information as of June 30, 2005 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.  With this news release, EnerNorth is reporting these filings as required by National Instrument 51-101, which contains National Instrument Forms 51-101F1, 51-101F2 and 51-101F3, containing the Company’s oil and natural gas reserves information. Copies of the EnerNorth’s reserves data and other oil and gas information may be obtained on SEDAR at www.sedar.com or on EDGAR at www.sec.gov .

About EnerNorth Industries Inc.

EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas primarily in Alberta and British Columbia, Canada.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:

Sandra Hall

President

Telephone: (416) 861-1484

 www.enernorth.com

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  These statements reflect the current beliefs of management of the Company, and are based on current available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements.  (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.)  The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances.

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com

TORONTO--(MARKET WIRE)--Sep 28, 2005 -- EnerNorth Industries Inc. (AMEX:ENY - News), (Frankfurt:EPW1.F - News) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has filed with the Canadian securities regulatory authorities and with the Securities and Exchange Commission its audited consolidated financial statements, management's discussion and analysis for the year ended June 30, 2005 expressed in Canadian dollars. Effective February 1, 2005, the Company divested its interest in its Industrial & Offshore subsidiary, M&M Engineering Limited ("M&M") for cash proceeds of $7,361,999. For the purpose of financial presentation the operations of M&M have been accounted for as discontinued operations.

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                                        For the Twelve Month

                                        Period Ended June 30,

                                        2005             2004     % Change

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FINANCIAL INFORMATION:

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Oil and gas revenue                      $946,655     $765,941         24%

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Less: royalties                           201,172      106,485         89%

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Net revenue                               745,483      659,456         13%

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Net loss from operations before

discontinued operations                (2,197,746)  (3,845,606)       -43%

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Income and gain on disposition of

discontinued operations                 2,034,997    1,627,664         25%

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Net loss for the year                    (162,749)  (2,217,942)       -93%

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Net loss from continuing operations

per share                                  ($0.54)      ($0.95)       -43%

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Net loss per share                         ($0.04)      ($0.55)       -93%

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Total assets                           15,708,656    23,262,596       -32%

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Total financial liabilities             8,632,418    16,097,577       -46%

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OPERATIONS:

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  Average Daily Production

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  Natural gas (mcf per day)                   239           214        12%

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  Natural gas liquids (bbls per day)           10             7        43%

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  Crude oil  (bbls per day)                    11             5       120%

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  Total  (boe per day)                         60            48        25%

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  Average Commodity Prices

  Natural gas ($/mcf)                       $6.86         $6.65         3%

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  Natural gas liquids  ($/bbl)             $39.34        $29.16        35%

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  Crude oil   ($/bbl)                      $55.46        $37.61        47%

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  Total  ($/boe)                           $43.37        $38.16        14%

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  Royalties

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  Natural gas ($/mcf)                       $1.52         $1.04        46%

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  Natural gas liquids ($/bbl)              $11.39         $6.24        83%

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  Crude oil ($/bbl)                         $7.68         $4.61        67%

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  Total royalties ($/boe)                   $9.22         $6.09        51%

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  Production costs

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  Natural gas ($/mcf)                       $2.94         $2.93         0%

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  Natural gas liquids ($/bbl)               $6.84        $15.24       -55%

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  Crude oil ($/bbl)                        $31.20        $12.31       153%

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  Total production costs ($/boe)           $18.32        $16.72        10%

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  Netback by Product

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  Natural gas ($/mcf)                       $2.40         $2.68       -10%

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  Natural gas liquids ($/bbl)              $21.11         $7.68       175%

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  Crude oil ($/bbl)                        $16.58        $20.69       -20%

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  Netback ($/boe)                          $15.83        $15.35         3%

==========================================================================

A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

Depletion and Accretion. For the twelve month period ending June 30, 2005, depletion and accretion expense was $691,539, 51% higher compared to $458,230 in the prior year. The increased depletion and accretion was a result of higher production volumes and a higher value of properties in the depletion pool.

Administrative Expenses. Administrative expenses of $2,221,343 for the twelve month period ending June 30, 2005 were 16% higher than administrative expenses of $1,921,385 the previous year. The primary component of administrative expenses for the twelve month period ending June 30, 2005 was related to litigation expenses of $982,912 versus $889,614 in the prior year. The Company also accrued an expense of $149,109 for stock option expense during the current fiscal year.

Foreign Exchange. For the twelve month period ending June 30, 2005 the gain on foreign exchange was $539,836 compared to a foreign exchange loss of $24,070 in the prior year. The foreign exchange gain during fiscal 2005 related to appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss relating to Company's investment in KEOPL.

Interest income. For the twelve months ending June 30, 2005 interest income was $305,836, 63% higher compared to $187,440 in the prior year. The increase in interest income was related to interest payments received on the Company's KEOPL investment as well as interest on cash held in short maturity investments.

Gain on sale of inactive capital asset. Gain on sale of inactive capital asset represents the net proceeds on the properties located in Port aux Basques Newfoundland. Effective June 29, 2005 the Company sold these properties to a third party for cash proceeds of $175,000.

Cash distributions from marketable securities. At June 30, 2005 the Company holds a portfolio of marketable securities, which contains a portion of oil and gas related trust units. These trust units have a fixed yield distribution to owners of the units. From March 2005, to June 30, 2005 the Company earned $49,916 on cash distributions from trust units.

Net loss from continuing operations. Net loss from continuing operations decreased 43% to $2,197,746 for the twelve month period ended June 30, 2005 compared to a net loss of $3,845,606 in the prior year. Net loss from continuing operations was significantly higher in the previous year due to a $2,015,681 provision for the Oakwell Claim.

Net income from discontinued operations. Net income from discontinued operations resulted from the Company's disposition of its Industrial & Offshore Division which was sold February 1, 2005. Net income from discontinued operations decreased 81% to $317,351 for the twelve month period ended June 30, 2005 compared to $1,627,664 in the prior year. On disposition of the operations of the Industrial & Offshore Division the Company recorded a gain of $1,717,646.

Net loss. The net loss was $162,749 for the twelve month period ending June 30, 2005 compared to a loss of $2,217,942 in the prior year.

Net loss from continuing operations per share and net loss per share. Net loss from continuing operations per share for the twelve month period ending June 30, 2005 decreased by 43% to $0.54 per share from $0.95 per share in the prior year. Net loss per share for the twelve month period ending June 30, 2005 decreased 93% to $0.04 per share compared to a net loss of $0.55 per share in the prior year. Fully diluted loss per share and fully diluted loss per share from continuing operations are not presented as they are antidilutive.

Capital Expenditures. Capital expenditures totaled $1,001,743 for the twelve months of fiscal 2005 compared to $1,740,154 in the prior year. During the twelve month period ending June 30, 2005 the Company's primary expenditures related to acquisition costs of $279,765 for the Buick Creek lands, British Columbia, drilling and completion costs of approximately $85,242 for the Doe Property, Alberta, $273,969 in tie-ins at Olds/Davey, Alberta, and $73,360 in re-completions in the Sibbald area of Alberta.

On June 27, 2005 the Ontario Superior Court judge rendered his decision that the Singapore Judgment (Oakwell Claim) against the Company was enforceable in Ontario with costs and the Superior Court issued the formal Order on August 2, 2005. The Company has filed a Notice of Appeal of the August 2, 2005 Order of the Superior Court with the Court of Appeal for the Province of Ontario. The Company anticipates the hearing of the Appeal to be held in early 2006.

Subsequent to the year end, the Company participated in drilling four natural gas test wells in the Buick Creek area of northeast British Columbia. All four wells have been drilled and cased and are pending completion, production testing, evaluation and potential tie in. These multi formation lands are prospective for natural gas in the Notikewan, Bluesky and Gething formations and for oil in the Halfway formation. The Company anticipates further exploration and development on these lands pending results from the first four wells.

About EnerNorth Industries Inc.

EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company. For full details of EnerNorth's annual financial results and management's discussion and analysis please visit www.sedar.com or www.sec.gov.

For further information contact:

Scott T. Hargreaves, CA, CFA

Chief Financial Officer

Telephone: (416) 861-1484

http://www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com

Distributed by Filing Services Canada and retransmitted by Market Wire

Contact:

     For further information contact:

     Scott T. Hargreaves, CA, CFA

     Chief Financial Officer

     Telephone: (416) 861-1484

     http://www.enernorth.com